February 20, 2013

VIA EMAIL AND COURIER
Tia L. Jenkins –Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:           Ever-Glory International Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011 Filed March 28, 2012
File No. 001-34124

Dear Ms. Jenkins:

Ever-Glory International Group, Inc. (the “Company”) acknowledges receipt of the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated February 12, 2013, regarding the Company’s Form 10-K for the Fiscal Year ended December 31, 2011 (the “Form 10-K”) filed on March 28, 2012. The Company is required to respond to the Staff’s comments by Tuesday, February 26, 2013.  The Company hereby requests the opportunity to submit a response to the Staff’s comments by Tuesday, March 12, 2013 as management were observing the Chinese New Year Holiday for a week until February 18, 2013. The Company requires additional time to work internally with its staff and externally with its outside auditors and legal counsel to prepare and finalize the response.  Based on discussions between the Staff and the Company’s legal counsel, it is the Company understands that the Staff will agree to this request.

We thank the Staff in advance for its consideration of the foregoing.  Should you have any questions or comments, please contact our legal counsel, Lawrence A. Rosenbloom, Esq. or Joan Wu, Esq. of Ellenoff Grossman & Schole LLP at (212) 370-1300.

Very truly yours,

/s/ Edward Yihua Kang
Edward Yihua Kang